Morgan Stanley Institutional Fund, Inc.

1221 Avenue of the Americas

New York, NY 10020

July 18, 2007

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Morgan Stanley Institutional Fund, Inc.
(File No. 033-23166)

Dear Mr. Greene:

Thank you for your telephonic comments regarding Post-Effective Amendment No. 66 to the registration statement on Form N-1A for Morgan Stanley Institutional Fund, Inc. (the “Fund”) relating to one new portfolio of the Fund, the International Growth Active Extension Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission on May 4, 2007.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 70 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about July 18, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.         Please file a letter responding to these comments from the Staff of the SEC that incorporates the “Tandy” information via EDGAR as correspondence separate from the registration statement filing.

Response 1.  This SEC response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS ON PROSPECTUS

Comment 2.         Please clarify the following disclosure:  “while keeping the Portfolio’s net exposure to the market at a level similar to a traditional long only strategy.”

Response 2.  The disclosure under “Approach” has been clarified to explain that the Portfolio, using its quantitative selection model, will purchase long securities that it believes are undervalued and sell short securities that it believes will underperform.  The Portfolio will then use the proceeds from the securities sold short to purchase additional long positions in securities that it believes are undervalued.  The Portfolio’s goal is to have 130% in long positions and 30% in short positions, thereby attempting to have a market exposure equivalent to a portfolio that is 100% long (i.e., the 130% long positions minus the 30% short positions).

Comment 3.         Please disclose how many countries outside of the United States the Portfolio will invest in, which should be greater than three countries.

Response 3. We respectfully acknowledge your comment; however, we believe that the current disclosure is consistent with footnote 38 to the release proposing Rule 35d-1 (Release No. IC-22530, February 27, 1997; the “Proposing Release”), and footnote 42 to the release adopting Rule 35d-1 (Release No. IC-24828, January 17, 2001; the “Adopting Release”).

Comment 4.         Please add disclosure to the fee table regarding the Portfolio’s intention to sell securities short.

Response 4. The disclosure has been revised accordingly.

Comment 5.         Please explain what the term “active extension” refers to.

Response 5.  The term “active extension” refers to the ability of the Adviser to extend its investment approach beyond a traditional long only strategy through the use of short sales.  In a traditional benchmark-contrained, long only strategy, the ability to overweight and underweight postions in a portfolio is limited by each position’s relative size in the benchmark.  By selling short the 30% of the portfolio that the Adviser believes will underperform and using the proceeds to purchase additional long positions, the Adviser is able to overweight the long positions to an extent greater than their relative weight in the benchmark and, therefore, “actively extend” the long portfolio.

Comment 6.         In the second paragraph under the section entitled “Process,” please clarify what the term “faciliate management” refers to in this context.

Response 6. The disclosure has been clarified accordingly.

Comment 7.         Please confirm that the Portfolio’s principal investment strategies are disclosed in the “Approach” and “Process” sections for purposes of Item 2(b) of Form N-1A and consider adding disclosure to clarify accordingly.

Response 7.  The Portfolio’s principal investment strategies are set forth in the “Approach” and “Process” sections of the Prospectus, which disclosure we believe conforms with the requirements of Form N-1A.

Comment 8.         Please confirm that the discussion of the experience of the portfolio managers complies with the requirements of Item 5(a)(2) of Form N-1A.

Response 8.  We believe that the curent disclosure conforms with the requirements of Item 5(a)(2) of Form N-1A.

Comment 9.         Please confirm that the Portfolio segregates assets when using derivatives, as appropriate.

Response 9. The Portfolio segregates assets when using derivatives, as appropriate.

Comment 10.       Consider expanding the risks of short selling in the “Additional Risk Factors and Information” section.

Response 10. We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate.

Comment 11.       Please confirm that the disclosure in the “Additional Risk Factors and Information” section meets the SEC’s plain English requirements.

Response 11. The disclosure in the “Additional Risk Factors and Information” section meets the SEC’s plain English requirements.

Comment 12.       Please add the line item “Acquired Fund Fees and Expenses” as appropriate.

Response 12.  The Fund has estimated that it will not incur Aquired Fund Fees and Expenses for the Portfolio in an amount that requires disclosure pursuant to Item 3 of Form N-1A.

Comment 13.       Consider moving the fees and expenses footnotes to after the Example.

Response 13.  We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate.  The footnotes refer to the Annual Fund Operating Expenses and although arguably the Annual Fund Operating Expenses and the Example constitute the “Fee Table,” we believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

Comment 14.       Confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 14.  The Adviser may not recoup or recapture waived fees.

COMMENTS ON STATEMENT OF ADDITIONAL INFORMATION

Comment 15.       Please supplementally disclose whether the Fund intends to use an affiliated securities lending agent and add disclosure as appropriate.

Response 15.  The Fund does not intend to use an affiliated securities lending agent.

Comment 16.       Please confirm that the Portfolio’s concentration policy set forth under Investment Limitation (8) complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 16.  Although the Portfolio’s concentration policy set forth under Investment Limitation (8) refers to investments of more than 25% …”, the Portfolio complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Comment 17.       Reformat the portfolio manager disclosure for the Portfolio under the sub-caption “Other Accounts Managed by the Portfolio Managers” so as to present the information in tabular form.

Response 17.  We respectfully acknowledge your comment, but we believe that the format of the current disclosure complies with Form N-1A and is not confusing to investors.

Comment 18.       Please add disclosure under “Brokerage Practices” regarding how the Adviser handles conflicts of interest.

Response 18. We respectfully acknowledge your comment; however, we believe that the requested disclosure is currently included in this section.

Comment 19.       Please supplementally note whether this Fund was part of the earlier Morgan Stanley settlement relating to executing portfolio trades.

Response 19. Morgan Stanley & Co. (“MS & Co.”) and the New York Stock Exchange recently settled a matter regarding MS & Co.’s trading applications with respect to the best execution of certain retail orders that took place between October 24, 2001 and December 8, 2004.  If your question regarding the Portfolio relates to this settlement, you should be aware that the Commission did not find that MS & Co. failed to give best execution to institutional orders, including Fund orders, and that such orders were not impacted.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-5198.  Thank you.

Best regards,

/s/ Joanne Doldo

Joanne Doldo